Exhibit 99.1

Jiuzi Holdings Inc.to Debut First Custom EV and Signs Purchase Agreement with DFSK Motor

HANGZHOU, China, Sept. 9, 2022 /PRNewswire/ – Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group under the brand name “Jiuzi” in China, today announced that its subsidiary Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Jiuyao”) has entered into a purchase agreement (“Agreement”) with Chongqing Dongfeng Fengguang Automobiles Sales Co., Ltd., a subsidiary of Dongfeng Sokon Motor Co., Ltd. (“DFSK Motor”).

Pursuant to the Agreement, by the end of 2022, DFSK Motor will deliver 5,000 micro electric passenger cars customized for Jiuyao (“Jiuyao Mini EV”) based on its best-selling model “Dongfeng Mini EV Candy”. The customized version will be upscaled with a combination of visual and performance characteristics including a stylish Jiuyao logo, dazzling wheel hubs, leather car seats, smart remote control function, and an extended battery range for up to 220 kilometers, which is rarely installed in A00-class micro electric passenger cars.

Serving as an important strategic move for JZXN’s car rental and ride-hailing business initiatives, Jiuyao provides cost-effective vehicle procurement services for fleet management companies and ride-hailing companies. Jiuyao Mini EV is designed for JZXN’s “Capital Partners” (“CP”) clients who own, manage, and trade ride-hailing vehicle assets. The company has received preorders from seven CP clients by far.

“We are extremely pleased to see that our debut in the customized EV market is successful,” said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “Our CP clients not only supply ride-hailing companies with transport vehicles, but also sell or rent vehicles to individual customers as car dealers. Supported by JZXN’s capital strength and professional operation, we plan to work with other EV manufacturers to launch more customized SUV and MPV models in order to meet our CP clients’ diversified requirements,”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com